Exhibit 99.1

ATA Creativity Global Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

Beijing, May 14, 2025 -- ATA Creativity Global (“ACG” or the “Company”, Nasdaq: AACG), an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity, today announced that the Company received a written letter from the Nasdaq Stock Market LLC (“Nasdaq”) dated May 9, 2025 (the “Nasdaq Letter”), notifying the Company that it no longer meets the minimum bid price requirement set forth in Nasdaq Listing Rules for continued listing on the Nasdaq as the closing bid price for the Company’s American depositary shares (“ADSs”) listed on the Nasdaq was below US$1.00 for 30 consecutive business days.

Nasdaq Listing Rule 5450(a)(1) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.

The Nasdaq Letter has no immediate impact on the Company’s listing on the Nasdaq Global Market. The Company’s ADSs will continue to trade on the Nasdaq under the symbol “AACG”.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until November 5, 2025, to regain compliance with Nasdaq Listing Rule 5450(a)(1). If at any time before November 5, 2025, the bid price of the Company’s ADSs closes at or above US$1.00 for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company has regained compliance with the minimum bid price requirement, and the matter will be closed.

In the event the Company does not regain compliance by November 5, 2025, the Company may be eligible for additional time to regain compliance if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the minimum bid price requirement. To qualify, the Company will need to provide Nasdaq with written notice of its intention to cure the deficiency during the second compliance period.

The Company’s business operations are not affected by the Nasdaq Letter. The Company intends to closely monitor the closing bid price of its ADSs between now and November 5, 2025, and seeks to cure the deficiency within the prescribed compliance period.

About ATA Creativity Global

ATA Creativity Global is an international educational services company focused on providing quality learning experiences that cultivate and enhance students’ creativity. ATA Creativity Global offers a wide range of education services consisting primarily of portfolio training, research-based learning services, overseas study counselling and other educational services through its training center network. For more information, please visit ACG’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This press release contains statements that may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terms such as “will,” “should,” “could,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “forecast,” “outlook,” “likely to” and similar statements. ACG may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ACG’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, further information regarding which is included in the Company’s filings with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. All information provided in this press release is as of the date of this press release, and ACG undertakes no duty to update such information to reflect events or circumstances that arise after the date hereof, except as required under applicable law.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Creativity Global	The Equity Group Inc.
Ruobai Sima, CFO	Lena Cati, Senior Vice President
+86 10 6518 1133 x 5518	212-836-9611
simaruobai@acgedu.cn	lcati@equityny.com

Alice Zhang, Associate
212-836-9610
azhang@equityny.com

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